UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JANUARY 2015

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

11, Euljiro2-ga, Jung-gu

Seoul 100-999, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

15% or More Changes in Sales or Profits

ø The preliminary results shown in this table may differ from the final results

1. Details (Consolidated and prepared in accordance with International Financial Reporting Standards as adopted in Korea)

2. Details of Changes (unit: in thousands of Won)	Current Fiscal Year	Previous Fiscal Year	Amount Increased/ Decreased	Increase/ Decrease Rate (%)

Operating Revenue	17,163,797,555	16,602,053,960	561,743,596	3.4%

Operating Income	1,825,105,036	2,011,108,750	-186,003,714	-9.2%

Profit from Continuing Operations Before Income Tax	2,253,828,110	1,827,101,516	426,726,594	23.4%

Profit for the Period	1,799,320,030	1,609,549,453	189,770,577	11.8%

3. Financial Status (unit: in thousands of Won)	Current Fiscal Year	Previous Fiscal Year

Total Assets	27,941,233,180	26,576,515,239

Total Liabilities	12,692,962,703	12,409,957,891

Total Shareholders’ equity	15,248,270,478	14,166,557,348

Capital Stock	44,639,473	44,639,473

Ratio of Total Shareholders’ Equity to Capital Stock (%)	34,158.7%	31,735.5%

4. Main Reasons for Changes in Sales or Profits/Losses	• Increased sales resulting from an increase in average revenue per user and growth of new business areas. • Increased marketing expenses due to the increased number of SKT’s new subscribers

5. Other references useful for making investment decisions

• The above preliminary results have been prepared on a consolidated basis in accordance with International Financial Reporting Standards as adopted in Korea.

• The above preliminary results are estimates and are subject to change based upon the results of an audit conducted by the independent auditors of the Company and the approval process at the Company’s annual shareholders’ meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Soo Cheol Hwang
(Signature)
Name:	Soo Cheol Hwang
Title:	Senior Vice President

Date: January 29, 2015

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